NEWLAN & NEWLAN
Attorneys at Law
2652 F. M. 407, Suite 230
Bartonville, Texas 76226	(940) 241-2004
(940) 241-2040 (fax)

January 11, 2008

Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Jenn Do

Re:	ALL Fuels & Energy Company
Form 10-KSB/A for the year ended December 31, 2006, Filed May 7, 2007;
Form 10-QSB for the quarter ended June 30, 2007, File No. 0-29417

Dear Mr. O’Brien:
This is in response to the Staff’s letter of comment dated December 20, 2007, and received December 26, 2007, relating to the captioned filings of ALL Fuels & Energy Company (the "Company"). The Staff’s comment is addressed below.

On January 19, 2007, ALL Energy Company ("AEC") purchased approximately 57% of the Company stock for $150,000 in cash. At that time, the Company’s then-directors resigned and elected, as their successors, the three gentlemen who were, at that time, the directors of AEC. In accordance with guidance in SFAS 141 paragraphs 16 and 17, AEC was identified as the acquirer in this transaction with no accounting changes required by the Company.

On April 9, 2007, the Company exchanged 25,330,000 shares of newly issued stock in exchange for 100% of the stock of AEC. In accordance with guidance from FAS 141 Appendix D paragraph 11, due to the two entities’ being under common control at the time of the exchange, it was the Company’s conclusion that the transaction did not meet the requirements of a business combination. Therefore, in accordance with SFAS 141 Appendix D paragraph 12, the Company recorded the assets and liabilities of AEC at their carrying amounts at the date of the transaction.

Please feel free to contact the undersigned, should you have any questions or require additional information.
Thank you for your attention in this matter.
Sincerely,
NEWLAN & NEWLAN

By:	/s/ ERIC NEWLAN
Eric Newlan
cc: ALL Fuels & Energy Company